UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.            General Identifying Information

1.            Reason fund is applying to deregister (check only one; for descriptions, see  Instruction 1 above):

               [ ]           Merger

               [X]         Liquidation

               [ ]           Abandonment of Registration

(Note:  Abandonments of Registration answer only  questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

               [ ]           Election of status as a Business Development Company

(Note:  Business Development Companies answer only  questions 1 through 10 of this form and complete verification at the end of the form.)

2.            Name of fund:  Franklin Tax Exempt Money Fund (the “Fund”)

3.            Securities and Exchange Commission File No.:  811-03193

4.            Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

               [X]         Initial Application             [ ]           Amendment

5.            Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Franklin Parkway

San Mateo, CA  94403-1906

6.            Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kristin H. Ives

Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

(215) 564-8037

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Karen L. Skidmore

Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA  94403-1906

(650) 312-5651

7.            Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Certain accounts, books or other documents of the Fund required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are located at One Franklin Parkway, San Mateo, CA 94403-1906 (phone (650) 312-2000).  Other records of the Fund are maintained at the offices of Franklin Templeton Investor Services, LLC, 3344 Quality Drive, Rancho Cordova, CA 95670-7313 (phone (800) 632-2301).

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.            Classification of fund (check only one):

               [X]         Management company;

               [ ]           Unit investment trust; or

               [ ]           Face-amount certificate company.

9.            Subclassification if the fund is a management company (check only one):

               [X]         Open-end             [ ]           Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Fund was originally organized as a California corporation on March 17, 1980, and was converted to a Delaware statutory trust effective December 1, 2007.

11.          Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Franklin Advisers, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

12.          Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Franklin Templeton Distributors, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

13.          If the fund is a unit investment trust (“UIT”) provide:

(a)          Depositor’s name(s) and address(es):

(b)          Trustee’s name(s) and address(es):

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14.          Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

               [ ]           Yes        [ ]           No

               If Yes, for each UIT state:

Name(s):

File No.:  811-______

Business Address:

15.          (a)          Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]         Yes        [ ]           No

If Yes, state the date on which the board vote took place:  At a meeting on May 21, 2013, the Board of Trustees of the Fund approved (i) the dissolution of the Fund and the winding up of its affairs; (ii) a form of a Plan of Liquidation and Dissolution; (iii) the authorization of the Fund, if necessary, to make one or more special dividends and distributions of ordinary income and capital gains, if any, to shareholders; (iv) the authorization of the officers of the Fund to take any all actions necessary to effect the de-registration of the Fund under the Investment Company Act of 1940, as amended, including the preparation and filing of Form N-8F with the U.S. Securities and Exchange Commission; and (v) the authorization of the officers of the Fund to take such additional actions as are necessary or appropriate to effect such matters, including any other necessary filings with the U.S. Securities and Exchange Commission, the U.S. Internal Revenue Service and the State of Delaware, where the Fund is organized, and providing the notices to shareholders required by the Fund’s Agreement and Declaration of Trust.

If No, explain:

               (b)          Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ ]           Yes        [X]         No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Article VIII, Section 1(a) of the Fund’s Agreement and Declaration of Trust provides that the Fund may be dissolved at the discretion of the Board of Trustees upon prior written notice to the shareholders of the Fund.

II.           Distributions to Shareholders

16.          Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

               [X]         Yes        [ ]           No

(a)              If Yes, list the date(s) on which the fund made those distributions:  July 2, 2013

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(b)           Were the distributions made on the basis of net assets?

               [X]         Yes        [ ]           No

               (c)          Were the distributions made pro rata based on share ownership?

               [X]         Yes        [ ]           No

(d)          If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)          Liquidations only:  Were any distributions to shareholders made in-kind?

               [ ]           Yes        [X]         No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.          Closed-end funds only:

               Has the fund issued senior securities?

               [ ]           Yes        [ ]           No

If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.          Has the fund distributed all  of its assets to the fund’s shareholders?

               [X]         Yes        [ ]           No

If No,

(a)          How many shareholders does the fund have as of the date this form is filed?

(b)          Describe the relationship of each remaining shareholder to the fund:

19.          Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

               [X]         Yes        [ ]           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The Fund has mailed 150 checks of an aggregate amount of $540,110.52 (as of 7/22/2014) which have not been cashed. The undistributed funds are being held by Franklin Templeton Investor Services, LLC, the Transfer Agent for the Fund, pending ongoing efforts to locate these shareholders. The Transfer Agent will conduct a search to find a valid address for these shareholders and, if it is able to locate such an address, a letter will be sent asking the shareholder to contact the Transfer Agent to update their records. If the Transfer Agent is unable to locate these shareholders, the funds will be held for the period specified by state law to constitute abandonment, and will be escheated after that period is met.

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III.         Assets and Liabilities

20.          Does the fund have any assets as of the date this form is filed?

               (See question 18 above)

               []            Yes        [X]         No

If Yes,

(a)              Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not applicable.

(b)             Why has the fund retained the remaining assets?

Not applicable.

(c)          Will the remaining assets be invested in securities?

               [ ]           Yes        [ ]           No

21.          Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               []            Yes        [X]         No

If Yes,

(a)              Describe the type and amount of each debt or other liability:

Not applicable.

(b)             How does the fund intend to pay these outstanding debts or other liabilities?

Not applicable.

IV.         Information About Event(s) Leading to Request for Deregistration

22.          (a)          List the expenses incurred in connection with the Merger or Liquidation:

(i)           Legal expenses:  $ 5,808.80

(ii)          Accounting expenses:  $____________

(iii)        Other expenses (list and identify separately):

Mailing costs for S/H notification regarding fund liquidation: $1,269.56

(iv)         Total expenses (sum of lines (i)-(iii) above):  $7,078.36

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               (b)          How were those expenses allocated?

All of the expenses incurred in connection with entering into and carrying out the provisions of the Plan of Liquidation and Dissolution were allocated to the Trust, except that expenses incurred by shareholders in connection with the Liquidation, if any, were paid by those shareholders.

               (c)          Who paid those expenses?

All of the expenses incurred in connection with entering into and carrying out the provisions of the Plan of Liquidation and Dissolution were paid by the Trust, except that Trust shareholders paid their own expenses, if any, incurred in connection with the Liquidation.

               (d)          How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.          Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               [ ]           Yes        [X]         No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.          Is the fund a party to any litigation or administrative proceeding?

               [ ]           Yes        [X]         No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.          Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               [ ]           Yes        [X]         No

If Yes, describe the nature and extent of those activities:

VI.         Mergers Only

26.          (a)          State the name of the fund surviving the Merger:

               (b)          State the Investment Company Act file number of the fund surviving the Merger:

(c)              If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)              If the merger or reorganization agreement has not  been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) she has executed this Form N‑8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Fund, (ii) she is the Secretary and Vice President of the Franklin Tax Exempt Money Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N‑8F application have been taken.  The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his knowledge, information and belief.

/s/KAREN L. SKIDMORE

Karen L. Skidmore